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                          of information contained in this form are not required
SEC 1746 (2-98)           to respond unless the form displays a currently valid
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             UNITED STATES                            OMB APPROVAL
  SECURITIES AND EXCHANGE COMMISSION                  OMB Number: 3235-0145
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                                  SCHEDULE 13D

                   UNITED THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)(1) )*


                             Rural/Metro Corporation
                                (Name of Issuer)


                                  Common Stock
                          (Title of Class of Securities


                                   781748 10 8
                                 (CUSIP Number)


    Robert E. Ramsey, Jr., 222 East Main, Mesa, Arizona 85201 (602) 665-7203
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 12, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.


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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         781748 10 8


         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
             Robert E. Ramsey, Jr.


         2.  Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)
             (b)


         3.  SEC Use Only


         4.  Source of Funds (See Instructions)   PF


         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


         6.  Citizenship or Place of Organization   United States

Number of Shares
Beneficially             7.  Sole Voting Power           493,523
Owned by Each
Reporting Person         8.  Shared Voting Power         315,253
With
                         9.  Sole Dispositive Power      493,523

                        10.  Shared Dispositive Power    315,253

         11. Aggregate Amount Beneficially Owned by Each Reporting Person
             493,523


         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)                      X


         13. Percent of Class Represented by Amount in Row (11)
             Approximately 3.4%


         14. Type of Reporting Person (See Instructions)
             IN


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ITEM 1.  SECURITY AND ISSUER

                  Title of Class of Equity Security:  Common Stock

                  Principal Executive Offices of Issuer:

                           Rural/Metro Corporation
                           8401 East Indian School Road
                           Scottsdale, Arizona  85251

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Name: Robert E. Ramsey, Jr.

         (b) Business Address: 2398 East Camelback Road, #340, Phoenix, Arizona 85016-9001

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                    President
                    The Ramsey Community Services Foundation
                    2398 East Camelback Road, #340
                    Phoenix, Arizona  85016-9001

         (d)      None.

         (e)      None.

         (f)      United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Personal funds.

ITEM 4.  PURCHASE OF TRANSACTION

The Reporting Person holds the Common Stock described in Item 1 for investment purposes.

(a) through (j) - Not Applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Person beneficially owns 493,523 shares of Common Stock representing approximately 3.4% of the Issuer's outstanding Common Stock. This amount includes 41,250 shares of Common Stock issuable to the Reporting Person pursuant to stock options that may be exercised within 60 days of February 14, 2000.

         (b)      Sole Power to Vote:       493,523 shares of Common Stock
                  Shared Power to Vote:     315,253 (Ramsey SW Revocable Trust)
                  Sole Power to Dispose:    493,532 shares of Common Stock


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                  Shared Power to Vote:     315,253

         (c) Since the date of the filing of the last Schedule 13(D), the Reporting Person has effected the following sale transactions of the Issuer's Common Stock:

                                                                     Shares of Common          Beneficial
                                                           Date            Stock                Ownership
  Common Stock beneficially owned, December 29, 1999                                             971,276
                                                          9/3/99          137,500
                                                          9/3/99          315,253
                                                                                                 452,753
                                                                                                 -------
   Common Stock beneficially owned, February 14, 2000                                            493,523

(d) Not applicable.

(e) Pursuant to sale transactions beginning on September 3, 1999, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer's outstanding Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AND EXHIBITS

Exhibit 1 - Employment Agreement by and between Robert E. Ramsey, Jr. and Rural/Metro Corporation. (1)


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